Exhibit 12.

Questar Gas Company

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007
	(dollars in millions)
Earnings
Income before income taxes	$66.0	$64.2	$59.7
Add (deduct):
Fixed charges	30.1	27.3	25.7
Capitalized interest	(0.3)	(0.8)	(0.7)
Total Earnings	$95.8	$90.7	$84.7

Fixed Charges
Interest expense	$28.5	$25.2	$23.8
Capitalized interest	0.3	0.8	0.7
Estimate of the interest within rental expense	1.3	1.3	1.2
Total Fixed Charges	$30.1	$27.3	$25.7

Ratio of Earnings to Fixed Charges	3.2	3.3	3.3

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.